Exhibit 21.1

Subsidiaries of New Page Holding Corporation

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Chillicothe Paper Inc.	Delaware
Escanaba Paper Company	Michigan
Luke Paper Company	Delaware
Rumford Falls Power Company	Maine
Rumford Cogeneration Inc.	Delaware
Rumford Paper Company	Delaware
Wickliffe Paper Company	Delaware
NewPage Energy Services LLC	Delaware
Upland Resources Inc.	West Virginia
NewPage Corporation	Delaware